

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

Ronald Wilson
Chief Executive Officer
HYLETE, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

    **Re:  HYLETE, Inc.**
        **Offering Statement on Form 1-A**
        **Filed July 20, 2018**
        **File No. 024-10871**

Dear Mr. Wilson:

    We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Graced by Grit Assets Acquisition, page 10

1.    Please revise to disclose the material terms of the acquisition and clarify the types of assets that were purchased.

Hylete Inc. Financial Statements
Notes to Financial Statements
Note 9 - Preferred Stock, page F-13

2.    We note that you have reflected the amortization of the discount on your preferred stock and the accrual of dividends on this stock as an adjustment to your accumulated deficit. Please revise to reflect the amortization of the discount and the accrual of dividends on your preferred stock as increases to your net loss attributable to common shareholders.

Refer to the guidance outlined in SAB Topic 6:B.  Also, it appears that the amortization of the discount and the accrual of dividends on your preferred shares should be reflected as an increase in the net loss attributable to common shareholders for purposes of determining your loss per share attributable to common shareholders pursuant to the guidance in paragraph 20 of ASC 480-10-S99-3A.  Please advise or revise as appropriate.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc:	Jeanne Campanelli